Filed Pursuant to Rule 433

Dated March 9, 2023

Registration No. 333-253385

Pricing Term Sheet

Dated March 9, 2023

HSBC USA Inc.

$1,250,000,000 5.625% Senior Notes due 2025

Issuer:	HSBC USA Inc.
Sole Bookrunner:	HSBC Securities (USA) Inc.
Trade Date:	March 9, 2023
Settlement Date:*	March 17, 2023 (T+6)

$1,250,000,000 5.625% Senior Notes due 2025:

Title of Securities:	Senior Notes due 2025 (the “Notes”)
Expected Security Ratings:**	A1 / A- / A+ (Moody’s / S&P / Fitch)
Principal Amount:	$1,250,000,000
Maturity Date:	March 17, 2025
Price to the Public:	99.830% of the principal amount, plus accrued interest, if any, from March 17, 2023 to date of delivery
Underwriting Discount:	0.150%
Net proceeds to Issuer (before expenses):	$1,246,000,000
Coupon (Interest Rate):	5.625%
Benchmark Treasury:	UST 4.625% due February 28, 2025
Benchmark Treasury Price:	99-14 ⅝
Benchmark Treasury Yield:	4.916%
Spread to Benchmark Treasury:	+80 basis points
Re-offer Yield:	5.716%
Interest Payment Dates:	Semi-annually in arrears on March 17 and September 17 of each year, commencing on September 17, 2023 to, and including, the Maturity Date
Day Count / Business Day Convention:	30/360; Following, unadjusted
Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	40428HVL3 / US40428HVL31
Top Co-Managers:	BofA Securities, Inc. Citigroup Global Markets Inc.
Co-Managers:	Bancroft Capital, LLC Blaylock Van, LLC Great Pacific Securities Loop Capital Markets LLC MFR Securities, Inc. Multi-Bank Securities, Inc. Samuel A. Ramirez & Company, Inc. Stern Brothers & Co.

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* Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in six business days (T+6), to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisor.

**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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Changes to Preliminary Prospectus

1.	The Issuer is not offering any of the Floating Rate Notes.

2.	Additional conforming changes are made throughout the Preliminary Prospectus to reflect the change described above.

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The Issuer has filed a registration statement (File No. 333-253385) (including a base prospectus dated February 23, 2021) and a preliminary prospectus supplement dated March 9, 2023 (together, the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated by reference therein that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the Prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

No key information document (“KID”) required by Regulation (EU) No. 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the European Economic Area (“EEA”) has been prepared as the Notes will not be made available to any retail investor in the EEA.

No KID required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom (“UK”) by virtue of the European Union (Withdrawal) Act 2018, as amended (“EUWA”) (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared as the Notes will not be made available to any retail investor in the UK.

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